UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)*

Lincoln Snacks Company
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

534 744 107
(CUSIP Number)

Paul G. Hughes
Cummings & Lockwood
Four Stamford Plaza, P.O. Box 120
Stamford, Connecticut 06904
           (203) 351-4207
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 2, 2001
(Dates of Events which Require Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box

Page 1 of 6 pages

CUSIP No. 534 744 107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brynwood Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
7,695,479
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
7,695,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,695,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.8
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 6 pages

Introduction

                      This Amendment to Schedule 13D (this “Amendment”) is being filed by Brynwood Partners III L.P., a Delaware limited partnership (the “Reporting Person”), in order to amend further its Schedule 13D (as heretofore amended, the “Schedule 13D”) relating to the Common Stock, $.01 par value (the “Common Stock”), of Lincoln Snacks Company, a Delaware corporation (the “Issuer”). This amendment is filed to report that the Issuer, Lincoln Snacks Acquisition Corp., a wholly-owned subsidiary of the Reporting Person, and the Reporting Person have entered into an Agreement and Plan of Merger dated as of August 2, 2001 (the “Merger Agreement”) providing for the merger of Lincoln Snacks Acquisition Corp. with and into the Issuer. Upon effectiveness of the merger contemplated by the Merger Agreement, each share of Common Stock (other than shares of Common Stock the holders of which shall have exercised appraisal rights under Delaware law and shares owned by the Reporting Person) would be converted into the right to receive $3.50 in cash. Upon consummation of the merger, each person holding options to purchase Common Stock which are exercisable as of the effective time may elect to surrender all or a portion of such options in exchange for a cash payment determined by multiplying (a) the excess of $3.50 over the exercise price per share of the option surrendered by (b) the number of shares as to which the option is surrendered. Options eligible for surrender which are not surrendered and options not eligible for surrender would continue to be outstanding following the merger and be or become exercisable in accordance with their terms.

Item 1.      Security and Issuer.

                      The class of equity securities to which this Amendment relates is the Common Stock. The Issuer is Lincoln Snacks Company, a Delaware corporation, whose principal executive offices are located at 30 Buxton Farm Road, Stamford, Connecticut 06905.

Item 2.      Identity and Background.

                      There has been no change to this Item.

Item 3.      Source and Amount of Funds or Other Consideration.

                      The consideration to be paid upon consummation of the merger contemplated by the Merger Agreement would be paid from the working capital of the Issuer.

Item 4.      Purpose of Transaction.

                      The Reporting Person currently owns 89.8% of the Common Stock which results in the Reporting Person's controlling the Issuer.

                      The purpose of the transaction is for the Reporting Person to acquire the equity interests in the Issuer which it does not already own. Upon consummation of the

Page 4 of 6 pages

merger contemplated by the Merger Agreement, the Reporting Person may choose to change the composition of the board of directors of the Issuer, as the corporation surviving the merger.

                      Following consummation of the merger contemplated by the Merger Agreement, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.      Interest in Securities of the Issuer.

                      (a) and (b)        Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by the Reporting Person and deemed to be indirectly beneficially owned by the other persons named in Item 2 of the Schedule 13D as of the date hereof.

Name	Number of Shares Beneficially Owned With Shared Voting Power	Number of Shares Beneficially Owned With Sole Voting and Dispositive Power	Number of Shares Beneficially Owned With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Brynwood Partners III L.P.	7,695,479	0	7,695,479	7,695,479	89.8%
Brynwood Management III L.P.	7,695,479[1]	0	7,695,479[1]	7,695,479[1]	89.8%[1]
Hendrik J. Hartong, Jr.	7,695,479[2]	0	7,695,479[2]	7,695,479[2]	89.8%[2]
John T. Gray	7,695,479[3]	0	7,695,479[3]	7,695,479[3]	89.8%[3]

1	The Reporting Person alone owns all of such shares. Brynwood Management shares voting power and dispositive power over such shares only to the extent and by virtue of its rights as general partner of the Reporting Person.
2	The Reporting Person alone owns all of such shares. Mr. Hartong shares voting power and dispositive power over such shares only to the extent and by virtue of his rights as general partner of the Reporting Person’s general partner, Brynwood Management.
3	The Reporting Person alone owns all of such shares. Mr. Gray shares voting power and dispositive power over such shares only to the extent and by virtue of his rights as general partner of the Reporting Person’s general partner, Brynwood Management.

                      (c)     Since the date of filing of the most recent amendment to the Schedule 13D, the Reporting Person has effected no transactions in the Common Stock.

                      (d)     Not applicable.

                      (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                      The Issuer, the Reporting Person and Lincoln Snacks Acquisition Corp. have entered into the Merger Agreement.

Page 5 of 6 pages

Item 7.      Material to Be Filed as Exhibits.

Exhibit No.	Description

2	Agreement and Plan of Merger dated as of August 2, 2001 among the Issuer, Lincoln Snacks Acquisition Corp. and the Reporting Person

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SIGNATURES

                      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001

BRYNWOOD PARTNERS III, L.P.

By: Brynwood Management III, L.P. Its: General Partner

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. A General Partner

EXHIBIT INDEX

Exhibit No.	Description

2	Agreement and Plan of Merger dated as of August 2, 2001 among the Issuer, Lincoln Snacks Acquisition Corp. and the Reporting Person